FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 06 March 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 06 March 2013
           AGM (re-)elections and Board Committee Memberships

Exhibit 99

Unilever N.V. and Unilever PLC

Annual General Meetings (re-)elections and Board Committee Memberships

Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meetings on 15 May 2013: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Jean-Marc Huët, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, Kees Storm, Michael Treschow and Paul Walsh. Sunil Bharti Mittal will not offer himself for re-election at the Annual General Meetings this year.

Michael Treschow, Chairman of Unilever, said: "I would like to thank Sunil for his contribution as a Non-Executive Director over the last two years. Amongst other things he has brought to Unilever valuable business building experience in developing markets. We understand his decision to leave the Board to concentrate his time more on his responsibilities outside Unilever. He will leave with the good wishes of us all."

Unilever announced on 5 and 17 December 2012 that it will be proposing that Laura Cha, Mary Ma and John Rishton join the Board as new Non-Executive Directors at the Annual General Meetings on 15 May 2013.

If (re-)elected as Directors at the 2013 Annual General Meetings, the composition of the Board Committees will be as follows:

Audit Committee	Compensation and Management Resources Committee	Corporate Responsibility Committee	Nominating and Corporate Governance Committee
Byron Grote (Chair)	Paul Walsh (Chair)	Louise Fresco (Chair)	Kees Storm (Chair)
Mary Ma	Ann Fudge	Laura Cha	Sir Malcolm Rifkind
Hixonia Nyasulu	Kees Storm	Charles Golden	Michael Treschow
John Rishton	Michael Treschow

6 March 2013

About Unilever
Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. Our products are present in 7 out of 10 homes globally and are used by over 2 billion people on a daily basis. We work with 173,000 colleagues around the world and generated annual sales of over €50 billion in 2012. Over half of our company's footprint is in the faster growing developing and emerging markets (55% in 2012). Working to create a better future every day, we help people feel good, look good and get more out of life.  Our portfolio includes some of the world's best known brands such as Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Lipton, Rexona / Sure, Wall's, Lux, Rama, Ponds and Axe, 14 of which now generate a turnover of €1 billion or more.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint  (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals are more than 50 time-based targets. See more on the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2012 Unilever led the Climate Counts Company Scorecard and the list of Global Corporate Sustainability Leaders in the GlobeScan /SustainAbility latest annual survey (2012) - both for the second year running. The company is an employer of choice in many of the countries in which it operates and is seen as a symbol for innovation and leadership development.

For more information about Unilever and its brands, please visit www.unilever.com.

Cautionary statement
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.